

NHI
NATIONAL HEALTH INVESTORS
Q1 2018 SUPPLEMENTAL

TABLE OF CONTENTS ➤

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2017. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the quarter ended March 31, 2018.

COVER: Timber Ridge at Talus, operated by Life Care Services in Issaquah, WA.





OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio

PARTNERS[1]
Small, 1%
NHC, 14%
Ensign, 8%
Brookdale, 2%
Acadia, 1%
Quorum, 1%
Holiday, 14%
SLC, 16%
Bickford, 16%
HSM, 4%
Chancellor, 3%
SLM, 3%
LCS, 2%
Prestige, 2%
Other, 13%

Regional 59% Small 1%
Public 26% National Private Chain 14%

ASSETS[1]
Other Income, 1%[2]
Senior Living Campus, 6%
Skilled, 28%
Hospital & MOB, 3%
Entrance Fee, 19%
Independent Living, 16%
Assisted Living, 27%

Sr. Hsng. Need-Driven 33% Medical 31%
Sr. Hsng. Discretionary 35%

[1]Based on annualized cash revenue of $267,309,000 for contracts in place at March 31, 2018
[2]Other Income consists primarily of revenue from non-mortgage notes receivable

AS OF MAY 7, 2018

- Senior Housing 147
- Skilled Nursing 73
- Hospital 3
- Medical Office 2

- 225 Properties
- 32 Operating Partners
- 33 States

SUMMARY INFORMATION

(dollar and share amounts in thousands)

		Quarter Ended / As Of			
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Balance Sheet Data					
Gross cost of real estate assets	$ 2,683,685	$ 2,665,903	$ 2,620,920	$ 2,612,804	$ 2,597,324
Total assets	2,559,428	2,545,821	2,519,932	2,511,042	2,515,979
Total liabilities	1,239,547	1,223,704	1,192,265	1,224,616	1,228,695
Total stockholder's equity	1,319,881	1,322,117	1,327,667	1,286,426	1,287,284
Operating Data					
Total revenue	$ 72,746	$ 71,083	$ 71,372	$ 69,826	$ 66,377
Rental revenue - GAAP[1]	69,253	68,050	68,224	65,725	63,127
Straight-line rents	5,962	7,134	6,951	6,249	5,755
Rental revenue - Cash[1]	63,291	60,916	61,273	59,476	57,372
Adjusted EBITDA[2]	67,950	67,931	68,644	66,237	62,214
Interest expense[1]	11,614	11,185	11,746	11,733	11,661
General & administrative expense	4,170	3,075	2,513	2,521	4,108
Funds from operations per diluted common share	1.34	1.31	1.35	1.34	1.50
Normalized FFO per diluted common share	1.35	1.35	1.37	1.32	1.25
Normalized AFFO per diluted common share	1.22	1.21	1.22	1.18	1.13
Regular dividends declared per common share	1.00	0.95	0.95	0.95	0.95
Capitalization					
Common shares outstanding at end of each period	41,532	41,532	41,531	40,984	40,979
Market value of equity at end of each period	$ 2,794,688	$ 3,130,682	$ 3,209,931	$ 3,245,933	$ 2,976,305
Total debt	1,160,226	1,145,497	1,111,292	1,145,005	1,145,691
Net debt	1,156,996	1,142,434	1,107,366	1,141,535	1,140,006
Total market capitalization, including net debt	3,951,684	4,273,116	4,317,297	4,387,468	4,116,311
Ratios					
Interest coverage ratio[1]	5.9x	6.1x	5.8x	5.6x	5.3x
Fixed charge coverage ratio	6.3x	6.8x	6.6x	6.3x	6.1x
Net debt to adjusted EBITDA (annualized)	4.3x	4.2x	4.0x	4.3x	4.5x
Dividend payout ratio for normalized FFO	74.1%	70.4%	69.3%	72.0%	76.0%
Dividend payout ratio for normalized AFFO	82.0%	78.5%	77.9%	80.5%	84.1%
Net debt as a percentage of market capitalization	29.3%	26.7%	25.6%	26.0%	27.7%
Secured debt as a percentage of net debt	12.2%	12.4%	11.1%	10.8%	10.9%
Portfolio Statistics					
Number of properties (includes mortgages)	220	218	216	215	215

[1]Certain balances were reclassified to conform the presentation of prior periods to the current period.
[2]For all periods presented EBITDA has been adjusted to reflect GAAP interest expense, which excludes amounts capitalized during the period.

PERFORMANCE

Normalized FFO / Share (CAGR) NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2018 guidance and reported normalized FFO

Dividends Regular Special Expected



Total Return NHI MSCI US REIT Index S&P 500 TR Index



Dividends / Share (CAGR) NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2018 guidance and reported normalized FFO

General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 32 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation



Investment History*

Existing Relationship
New Relationship
10-Year Treasury
WACY

Hotes, 5%
INVESTMENT STRUCTURE
Lease, 95%

*Average age of properties acquired since 2011 is **17.6 years**; total portfolio average age is **23.5 years**

[$, in 000's]	Asset Type	Investment Type	Units/ Buildings[1]	Location	Yield	Total	Funded	Remaining
Recent Investments								
Q2 2018								
Bickford Senior Living	SHO	Lease	320/5	OH, PA	6.85%	69,750	(68,000)	1,750
Q1 2018								
Ensign Group	SNF	Lease	121/1	TX	8.20%	14,404	(14,404)	—
Bickford Senior Living	SHO	Construction Loan	60/1	VA	9.00%	14,000	(1,500)	12,500
						$ 98,154	$ (83,904)	$ 14,250
Q4 2017								
Discovery Senior Living	SHO	Lease	202/1	OK	7.00%	34,600	(34,600)	—
Navion Senior Solutions	SHO	Lease	32/1	NC	7.15%	8,200	(7,550)	650
Woodland Village	SHO	Expansion	44/1	WA	8.50%	7,100	—	7,100
Q3 2017								
Evolve Senior Living	SHO	Mortgage Note	40/1	NH	8.00%	10,000	(10,000)	—
Senior Living Communities	SHO	Renovation	N/A	Various	7.08%	6,830	—	6,830
Acadia Healthcare	HOSP	Land Lease	N/A	TN	7.00%	4,840	(4,840)	—
Q2 2017								
Bickford Senior Living	SHO	Lease	60/1	MI	7.25%	10,400	(10,400)	—
Q1 2017								
LaSalle Group	SHO	Lease	223/5	IL, TX	7.00%	61,865	(61,865)	—
Prestige Senior Living	SHO	Lease	102/1	OR	7.00%	26,200	(26,200)	—
Navion Senior Solutions	SHO	Lease	86/2	NC	7.35%	16,100	(16,100)	—
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	14,000	(5,672)	8,328
Ensign Group	SNF	Lease	126/1	TX	8.35%	13,846[2]	(13,846)	—
						$ 213,981	$ (191,073)	$ 22,908
Development Activity								
Life Care Services	EFC	Senior Note	220/1	WA	6.75%	$ 60,000	$ (54,939)	$ 5,061
Bickford Senior Living	SHO	Construction	300/5	IL, VA	9.00%	$ 56,500	$ (53,857)	$ 2,643
Senior Living Communities	SHO	Construction Loan	N/A	Various	8.74%	$ 15,000	$ (729)	$ 14,271
Woodland Village	SHO	Expansion	44/1	WA	8.50%	$ 7,100	$ (1,462)	$ 5,638
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 29,980	$ (11,717)	$ 18,263

[1]Building count excludes renovations
[2]Excludes $1,250,000 contributed by Ensign Group

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix

Normalized FFO (per diluted share) Dividend Payout



$6
$5
$4
$3
$2
$1
$0
$4.87
$3.60
$5.29
$3.80
$5.48
$4.00
2016
2017
2018²

Adjusted EBITDA (millions,*annualized)



$280
$240
$200
$160
$120
$80
$40
$0
$236.5
$265.0
$271.8
2016¹
2017
2018*

Normalized AFFO (per diluted share)



$5
$4
$3
$2
$1
$0
$4.39
$4.75
$5.01
2016
2017
2018²

[1] Updated to reflect reclassifications to conform prior period presentations to current period
[2] Mid-point of guidance range

CAPITAL STRUCTURE



- Unsecured, Variable, 22%
- Secured, Fixed, 12%
- Unsecured, Fixed, 66%

DEBT[1]



Fixed Charge Coverage

2015	6.1x
2016	5.8x
2017	6.8x
Q1 2018	6.3x



Revolver Liquidity

	Q2 2017	Q3 2017	Q4 2017	Q1 2018
Available	$362.0	$383.0	$329.0	$288.0

Balance ▪ Available ▫



Net Debt to Adjusted EBITDA (*annualized)

2015	4.2x
2016	4.4x
2017	4.2x
Q1 2018*	4.3x

($, in 000's)		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	44,844	4.04%	3.8%	19 years
Fannie Mae Mortgage Loans		96,285	3.94%	8.2%	8 years
Total Secured Debt		141,129			
Unsecured Debt					
Fixed Rate					
Term Loans		650,000	3.83%	55.4%	7 years
Convertible Senior Notes		120,000	3.25%	10.2%	4 years
Variable Rate					
Revolving Credit Facility		262,000	2.96%	22.4%	5 years
Total Unsecured Debt		1,032,000			
Subtotal		1,173,129	3.60%	100.0%	
Note Discounts		(3,340)			
Unamortized Loan Costs		(9,563)			
Total Debt	$	1,160,226			

[1] Excludes impact of unamortized discounts and loan costs;
[2] Weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

Stabilized Lease Portfolio EBITDARM Coverage*   Q4 '16   Q4 '17



(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months; includes pro forma cash rent for stabilized acquisitions in the portfolio less than 24 months

* based on trailing twelve months; full portfolio coverage 1.66x; SNF includes NHC coverage of 3.64x & 3.60x for the T12 periods ending Q4 '16 & Q4 '17, respectively; SHO includes SLC coverage of 1.34x & 1.30x, Bickford coverage of 1.23x & 1.22x, and Holiday coverage of 1.19x & 1.16x, all for the T12 periods ending Q4 '16 & Q4 '17, respectively

**SHO includes coverage of 1.23x and 1.17x for Q4 '16 & Q4 '17, respectively, for need driven properties and 1.32x and 1.29x for Q4 '16 & Q4 '17, respectively, for discretionary properties; revised senior housing coverage to account for allocated management fees not previously included in EBITDARM calculation

		Ownership	Market Focus	% of Revenue[1]
Bickford	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	16%
SENIORLIVING COMMUNITIES	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	16%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971, they are a privately held company and currently operate more than 300 facilities.	Private	SHO	14%
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	14%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	8%
HSM	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	4%
CHC CHANCELLOR HEALTH CARE, LLC	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 8 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serve over 750 seniors.	Private	SHO	3%
SLM Senior Living Management CORPORATION	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
LCS®	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private	SHO	2%
P Prestige Care, Inc. Prestige Senior Living, L.L.C.	Prestige Care and Prestige Senior Living operate a family of more than 80 senior care communities throughout the western United States. Founded in 1985, Prestige provides a comprehensive senior service experience offering assisted living, independent living, memory care, home health, skilled nursing and rehabilitation.	Private	SHO/SNF	2%

[1]Based on annualized cash revenue of $267,309,000 for contracts in place at March 31, 2018

LEADERSHIP

INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Michelle Kelly
SVP, Investments



Jerry Taylor
Director, Business Development



Colleen Schaller
Director, Investor Relations



Ron Reel
Controller

ANALYST COVERAGE

Chad Vanacore, Stifel, Nicolaus & Company
Dana Hambly, Stephens Inc.
Daniel Bernstein, Capital One Securities, Inc
Eric Fleming, Suntrust
Joe France, Cantor Fitzgerald
John Kim, BMO Capital Markets

John Roberts, J.J.B. Hilliard W.L. Lyons
Jordan Sadler, Key Banc Capital Markets
Juan Sanabria, Bank of America Merrill Lynch
Peter Martin, JMP Securities
Rich Anderson, Mizuho Securities
Todd Stender, Wells Fargo

INVESTOR RELATIONS

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
cschaller@nhireit.com | www.nhireit.com



BALANCE SHEETS

(in thousands, except per share amounts)

		March 31, 2018		December 31, 2017
Assets				
Real estate properties				
Land	$	192,953	$	191,623
Buildings and improvements		2,485,951		2,471,602
Construction in progress		4,781		2,678
		2,683,685		2,665,903
Less accumulated depreciation		(397,538)		(380,202)
Real estate properties, net		2,286,147		2,285,701
Mortgage and other notes receivable, net		145,845		141,486
Cash and cash equivalents		3,230		3,063
Straight-line rent receivable		102,046		97,359
Other assets		22,160		18,212
Total Assets	$	2,559,428	$	2,545,821
Liabilities and Stockholders' Equity				
Debt	$	1,160,226	$	1,145,497
Accounts payable and accrued expenses		16,514		17,476
Dividends payable		41,532		39,456
Lease deposit liabilities		21,275		21,275
Total Liabilities		1,239,547		1,223,704
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
41,532,154 shares issued and outstanding		415		415
Capital in excess of par value		1,288,861		1,289,919
Cumulative net income in excess of dividends		29,270		32,605
Accumulated other comprehensive income		1,335		(822)
Total Stockholders' Equity		1,319,881		1,322,117
Total Liabilities and Equity	$	2,559,428	$	2,545,821

Certain balances were reclassified to conform the presentation of prior periods to the current period.

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended March 31,		2018		2017
Revenues				
Rental income	$	69,253	$	63,127
Interest income from mortgage and other notes		3,460		3,089
Investment income and other		33		162
		72,746		66,378
Expenses				
Depreciation		17,335		16,144
Interest, including amortization of debt discount and issuance costs		11,614		11,661
Legal		111		56
Franchise, excise and other taxes		346		267
General and administrative		4,170		4,108
		33,576		32,236
Income before investment and other gains and losses		39,170		34,142
Loss on convertible note retirement		(738)		—
Investment and other gains		—		10,088
Net income	$	38,432	$	44,230
Weighted average common shares outstanding:				
Basic		41,532,154		39,953,804
Diluted		41,576,876		40,108,762
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.93	$	1.11
Net income attributable to common stockholders - diluted	$	.92	$	1.10



Certain balances were reclassified to conform the presentation of prior periods to the current period.

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended March 31,		2018		2017
Net income attributable to common stockholders	$	38,432	$	44,230
Elimination of certain non-cash items in net income:				
Depreciation		17,335		16,144
Net gain on sales of real estate		—		(50)
Funds from operations		55,767		60,324
Gain on sale of marketable securities		—		(10,038)
Loss on early retirement of convertible debt		738		—
Recognition of unamortized note receivable commitment fees		(515)		—
Normalized FFO		55,990		50,286
Straight-line lease revenue, net		(5,962)		(5,755)
Amortization of lease incentives		63		10
Amortization of original issue discount		221		293
Amortization of debt issuance costs		614		612
Normalized AFFO		50,926		45,446
Non-cash share-based compensation		1,425		1,523
Normalized FAD	$	52,351	$	46,969

BASIC				
Weighted average common shares outstanding		41,532,154		39,953,804
FFO per common share	$	1.34	$	1.51
Normalized FFO per common share	$	1.35	$	1.26
Normalized AFFO per common share	$	1.23	$	1.14
DILUTED				
Weighted average common shares outstanding		41,576,876		40,108,762
FFO per common share	$	1.34	$	1.50
Normalized FFO per common share	$	1.35	$	1.25
Normalized AFFO per common share	$	1.22	$	1.13
PAYOUT RATIOS				
Regular dividends per common share	$	1.00	$	.95
Normalized FFO payout ratio per diluted common share		74.1%		76.0%
Normalized AFFO payout ratio per diluted common share		82.0%		84.1%

Certain balances were reclassified to conform the presentation of prior periods to the current period.

PORTFOLIO SUMMARY

($ in thousands)

	Properties	Units/ Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing – Need Driven							
Assisted Living	86	4,192	$ 18,751	$ 1,832	$ 16,919	$ 50,754	$ 67,673
Senior Living Campus	10	1,323	4,242	503	3,739	11,219	14,958
Total Senior Housing – Need Driven	96	5,515	22,993	2,335	20,658	61,973	82,631
Senior Housing – Discretionary							
Independent Living	30	3,412	12,266	1,687	10,579	31,737	42,316
Entrance-Fee Communities	10	2,363	12,699	1,592	11,107	33,319	44,426
Total Senior Housing – Discretionary	40	5,775	24,965	3,279	21,686	65,056	86,742
Total Senior Housing	136	11,290	47,958	5,614	42,344	127,029	169,373
Medical Facilities							
Skilled Nursing	69	8,934	19,131	386	18,745	56,513	75,258
Hospitals	3	181	1,998	25	1,973	5,917	7,890
Medical Office Buildings	2	88,517*	167	(64)	231	691	922
Total Medical Facilities	74		21,296	347	20,949	63,121	84,070
Total Lease Revenue	210		69,254	5,961	63,293	190,150	253,443
Mortgages and Other Notes Receivable							
Senior Housing – Need Driven	5	312	836		836	2,534	3,370
Senior Housing – Discretionary	1	400	1,438		1,438	4,313	5,751
Medical Facilities	4	270	175		175	525	700
Other Notes Receivable	—	—	1,011		1,011	3,034	4,045
Total Continuing Mortgage and Other notes	10	982	3,460		3,460	10,406	13,866
Current Year Disposals			—		—	—	—
Total Mortgage and Other Notes			3,460		3,460	10,406	13,866
Investment and Other Income			33		33	(33)	—
Total Revenue			$ 72,747	$ 5,961	$ 66,786	$ 200,523	$ 267,309

PORTFOLIO INFORMATION

Tenant Purchase Options ($ in thousands)

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2025	Open	$ 163	0.1%
SHO	4	September 2027	Open	1,500	0.6%
SHO	8	December 2024	2020	4,310	1.7%
HOSP	1	March 2025	2020	1,845	0.7%
SHO	3	June 2025	2020	5,047	2.0%
HOSP	1	September 2027	2020	2,626	1.0%
SHO	2	May 2031	2021	4,726	1.9%
HOSP	1	June 2022	2022	3,419	1.3%
Various	8	—	Thereafter	4,367	1.7%
					11.0%

[1]Based on annualized cash revenue of $267,309,000 for contracts in place at March 31, 2018

Lease Maturities[2] (annualized cash rent; $ in thousands)

	# of Properties	SHO	SNF	Other	Total
2018	—	$ —	$ —	$ —	$ —
2019	—	—	—	—	—
2020	6	2,715	—	341	3,056
2021	2	780	1,214	—	1,994
2022	4	789	—	3,419	4,208
2023	15	10,969	2,771	—	13,740
2024	10	7,174	—	—	7,174
2025	6	5,524	—	2,425	7,949
2026	32	—	33,846	—	33,846
2027	10	7,188	—	2,626	9,814
Thereafter	115	124,976	37,427	—	162,403

[2]Excludes leases that auto renew

RECONCILIATIONS

($ in thousands)

Adjusted EBITDA Reconciliation		Three Months Ended		
		March 31, 2018		March 31, 2017
Net Income	$	38,432	$	44,230
Interest expense		11,614		11,661
Franchise, excise, and other taxes		346		267
Depreciation		17,335		16,144
Net gain on sales of real estate		—		(50)
Gain on sale of marketable securities		—		(10,038)
Loss on early retirement of convertible debt		738		—
Recognition of unamortized note receivable commitment		(515)		—
Adjusted EBITDA	$	67,950	$	62,214

Net Debt to Adjusted EBITDA		
Consolidated Total Debt		1,160,226
Less cash and cash equivalents		(3,230)
Consolidated Net Debt	$	1,156,996
Adjusted EBITDA	$	67,950
Annualizing Adjustment		203,850
Annualized impact of recent investments		—
	$	271,800
Consolidated Net Debt to Adjusted EBITDA		4.3x



Certain balances were reclassified to conform the presentation of prior periods to the current period.

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types
SHO - Senior housing   HOSP - Hospital
EFC - Entrance Fee Community   MOB - Medical office building
SNF -Skilled nursing facility

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care REIT, Inc.
HCP, Inc.   Welltower, Inc.

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint venture was designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



NHI®

Q1 2018 SUPPLEMENTAL